SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.




                                 FORM U-57

               NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



                      Filed under section 33(a) of the
           Public Utility Holding Company Act of 1935, as amended





                               AltaLink, L.P.





                                     by



                             Trans-Elect, Inc.





                           815 Connecticut Avenue
                        Washington, D.C. 20006-4004

            Trans-Elect, Inc., a Delaware corporation, hereby files with the Securities and Exchange Commission (the "Commission") pursuant to
Section 33 of the Public Utility Holding Company Act of 1935 ("Act"), this Form U-57 for the purpose of notifying the Commission that AltaLink, L.P. ("AltaLink"), a limited partnership formed under the laws of Alberta, Canada, is a "foreign utility company" within the meaning of Section 33 of the Act.

            AltaLink does not derive and will not derive any part of its income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale, or the distribution at retail of natural or manufactured gas for heat, light or power, within the United States. Neither AltaLink nor any of its subsidiary companies is or will be a public utility operating within the United States.

ITEM 1

Name and Business Address:

AltaLink, L.P.
11th Floor
800 - 5th Avenue SW
Calgary, Alberta T2P 3T6

Description of Facilities:

            The assets of AltaLink, L.P. consist of more than 7,200 miles of high-voltage transmission lines and 260 substations with ratings from 69,000 to 500,000 volts, all located in the Province of Alberta, Canada, along with related land rights, control centers and other assets necessary or appropriate for the conduct of electric transmission operations.

Ownership:

            TE-TAU, Inc., a Delaware corporation, owns 50 percent of AltaLink's voting securities, in the form of 50 percent of the common stock of AltaLink's general partner, AltaLink Management Ltd. ("AltaLink Management"), an Alberta corporation. SNC-Lavalin Inc., a Canadian corporation, owns, indirectly through two wholly-owned subsidiaries, 942064 Alberta Ltd. and SNC-Lavalin Energy Alberta Ltd, each an Alberta corporation, the other 50 percent of AltaLink's voting securities in the form of 50 percent of AltaLink Management's common stock.


ITEM 2

            AltaLink has no domestic associate public utility companies.

            The Commission is requested to mail copies of all correspondence relating to this Notification to:

                  Sharon Heaton
                  Trans-Elect, Inc.
                  815 Connecticut Avenue
                  Washington, D.C. 20006-4004

                  William C. Weeden
                  Skadden, Arps, Slate, Meagher & Flom LLP
                  1440 New York Ave. NW
                  Washington, D.C. 20005





                  [REMAINDER OF PAGE INTENTIONALLY BLANK]

            The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.

                                  TRANS-ELECT, INC.



                                  By:     /s/ H.B.W. Schroeder
                                          ------------------------------
                                  Name:   H.B.W. Schroeder
                                  Title:  President and Chief Operating Officer


Date:    April 10, 2002